

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Gregory C. Critchfield, M.D., M.S.
President and Chief Executive Officer
Sera Prognostics, Inc.
2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109

> **Re: Sera Prognostics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 5, 2021**
> **CIK No. 0001534969**

Dear Dr. Critchfield:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Pipeline, page 4

1. We note your response to prior comment 3. Please revise your pipeline table to add a column identifying your next anticipated milestone or in a similar way that provides investors context as to when they may expect your product candidates to be developed.

Principal Stockholders, page 39

2. We note your response to prior comment 9. Please revise to identify the natural person(s) with voting and/or dispositive power over the shares held by:

- Entities affiliated with Domain Associates, LLC;
- Laboratory Corporation of America Holdings; and
- Vivo Capital Fund IX, LP.

Material Agreements
Labcorp Agreement, page 100

3.   Please revise to disclose how many years your agreement with Labcorp extends for unless it its terminated earlier.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4.   We note your revised disclosure under Board Composition on page 121. Please file your agreement with Baker Bros. Advisors LP as an exhibit to your registration statement.

       You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan N. Gates